ThoughtShare Communications Inc.
400 – 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

02 APR 25

02028639

April 10, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

PROCESSED
MAY 0 1 2002
P THOMSON FINANCIAL

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.) 12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. news release dated March 25, 2002;
2. BC Form 53-901F dated March 25, 2002; and
3. BC Form 45-902F dated April 8, 2002.

dlw 4/25

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Vancouver, BC (March 25, 2002) – ThoughtShare Communications Inc. today reported that under its previously announced rights offering and private placement, it has received subscriptions for a total of 2,300,861 units resulting in gross proceeds of $391,146. The Company has not yet received all the subscriptions to the private placement.

ThoughtShare reports that although the funds received were at the lower end of the forecasted amount, the Company has sufficient funding to reach its going forward objective and will take the necessary steps to best utilize those funds. ThoughtShare would like to thank all shareholders who participated in the rights offering.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information quickly and easily. The Company's flagship product, Thoughtscape, enables people to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary.

Thoughtscape allows knowledge-based organizations — such as educational institutions, biotechnology corporations, and general business enterprises — to maximize their information investment by offering a better way to work with a mass of unstructured knowledge. That ability increases the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442.

BC FORM 53-901F
(formerly Form 27)

***SECURITIES ACT* (BRITISH COLUMBIA)**
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

March 25, 2002

3. **Press Release**

Issued on March 25, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has received subscriptions for 2,300,861 units under its recently announced rights offering and private placement, resulting in gross proceeds of $391,146.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 25th day of March, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary

82-2442.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   ThoughtShare Communications Inc.
   300 – 56 East 2nd Avenue
   Vancouver, B.C. V5T 1B1
   Tel. (604) 873-8724

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the Canadian Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   941,176 common shares

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
The British Columbia Advanced Systems Foundation Vancouver, B.C.	941,176 common shares	April 3, 2002	$0.17/ $160,000 (deemed)	S. 74(2)(5) of the Act	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$160,000

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 8th day of April, 2002.

THOUGHTSHARE COMMUNICATIONS INC.

per: [signature]

Marilyn Wong, Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
The British Columbia Advanced Systems Foundation 450 – 1122 Mainland Street Vancouver, B.C. V6B 5L1	(604) 689-0551 asi@asi.bc.ca	941,176 common shares	S. 74(2)(5) of the Act